Exhibit (a)(5)(I)
THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CKx, INC. SHAREHOLDERS	)	CONSOLIDATED
LITIGATION	)	C. A. No. 5545-VCS
CONSOLIDATED AMENDED CLASS ACTION COMPLAINT
     Plaintiffs, by and through their attorneys, allege the following upon information and belief, except as to the allegations which pertain to Plaintiffs, which allegations are based upon personal knowledge:
NATURE OF THE ACTION
     1. This is a shareholder class action on behalf of Plaintiffs and all other public stockholders of CKx, Inc. (“CKx” or the “Company”) arising out of the proposed acquisition of CKx by Apollo Global Management, LLC (“Apollo”), and the companies it created as the acquisition vehicles, via a tender offer and merger (the “Transaction”). In order to ensure the success of the Transaction, Apollo entered into support agreements with Robert F. X. Sillerman (“Sillerman”), CKx’s former Chairman of the Board and Chief Executive Officer, and its largest stockholder, and The Promenade Trust (which owns CKx’s Series B Preferred Stock and Series C stock, the sole beneficiary of which is Lisa Marie Presley, daughter of CKx Board member Priscilla Presley) (the “Trust”) on May 10, 2011. Pursuant to those agreements, Sillerman and the Trust have agreed, inter alia, to support the Transaction and Sillerman has been given the right to roll over up to 50% of his CKx shares into shares of the new private company, a right that no other shareholder has been given. Sillerman has unsuccessfully attempted to take CKx private and/or maintain control of CKx over the past several years. Unable to finance the transaction on his own, Sillerman will nonetheless benefit from the Transaction in a manner not shared with the members of the class, because he will be entitled to continue to own a substantial stake in the new private company. The CKx Board has breached its fiduciary duties by approving the Transaction that prefers Sillerman over CKx’s other common stockholders, aided and abetted by Sillerman and Apollo, through coercive means, by failing to provide material information to the stockholders necessary to decide whether to tender their shares into the pending tender offer and failing to maximize shareholder value.
PARTIES
     2. Plaintiffs own shares of CKx common stock and have owned such shares at all relevant times.
     3. Defendant CKx is a Delaware corporation headquartered at 650 Madison Avenue, New York, New York 10022. CKx is engaged in the ownership, development and commercial utilization of globally recognized entertainment content. The Company’s current properties include the rights to the name, image and likeness of Elvis Presley; the operations of Graceland; the rights to the name, image and likeness of Muhammad Ali; and proprietary rights to the IDOLS television brand, including the American Idol series in the United States and local adaptations of the IDOLS television show format which, collectively, air in over 100 countries around the world. CKx is traded on the NASDAQ. It is named herein in order to provide full and fair relief.
     4. Defendant Howard J. Tytel (“Tytel”) is and has been a CKx director and the Company’s Director of Legal and Governmental Affairs since February 7, 2005. Prior to that, since August 2000, Mr. Tytel was Executive Vice President and Director of Legal and Governmental Affairs of FXM, Inc., a private investment firm founded and controlled by Sillerman. Mr. Tytel served, from December 1997 through August 2000, as Executive Vice President, General Counsel, Secretary and a director of SFX Entertainment, a company founded and controlled by Sillerman that was the largest owner and operator of venues for live entertainment in the United States (now a subsidiary of Live Nation). In January 1999, Mr. Tytel was elected as a Member of the Office of the Chairman of SFX Entertainment, another Sillerman entity. Mr. Tytel also served, from 1992 until May 1998, as a director, General Counsel, Executive Vice President and Secretary of Sillerman entity SFX Broadcasting. Mr. Tytel has been continuously associated with Mr. Sillerman in various capacities with entities operating in the media business since 1978.
     5. Defendant Edwin M. Banks (“Banks”) is and has been a CKx director since February 8, 2005. Banks has served as a Portfolio Manager for W. R. Huff Asset Management Co., L.L.C. (“Huff”), an investment management firm, since June 1988. Huff, a large hedge fund that provided a portion of CKx’s initial funding (and of which Sillerman is a limited partner), owns approximately 15.1% of CKx’s common stock through The Huff Alternative Fund, L.P.
     6. Defendant Bryan E. Bloom (“Bloom”) is and has been a CKx director since December 2009. Bloom has been employed by Huff and its affiliates for the past sixteen years. Bloom also served on the Board of Directors of FX Real Estate & Entertainment, Inc., a Sillerman entity, as a representative of Huff, from March 2008 to April 2010. He was designated by Huff as an observer to the Board of CKx for the three years prior to being appointed a director.
     7. Defendant Michael G. Ferrel (“Ferrel”) was appointed CEO and a member of the Board of Directors in May 7, 2010. Mr. Ferrel also serves as Chairman of the Board of Directors. From December 2008 until his appointment as CEO in May 2010, Ferrel served as a consultant to the Company. Mr. Ferrel served as President, director and Member of the Office of the Chairman of CKx from May 2005 through November 2008. From August 2000 through May 2005, Mr. Ferrel served as President and Chief Executive Officer of FXM, Inc. Mr. Ferrel served as President, Chief Executive Officer, Member of the Office of the Chairman and a director of SFX Entertainment.
     8. Defendant Jacques D. Kerrest (“Kerrest”) is and has been a CKx director since October 25, 2010.

     9. Defendant Kathleen Dore (“Dore”) is and has been a CKx director since December 14, 2010.
     10. Defendant Jack Langer (“Langer”) is, and has been a CKx director since February 7, 2005.
     11. a. Defendant Priscilla Presley (“Presley”) is and has been a CKx director since February 8, 2005. She was appointed by the Trust as its director designee. By virtue of its sole ownership of CKx Series C Preferred Stock, the Trust has the right to designate one CKx director (the “Series C Director”), in addition to its right to vote in the general election of members to the Company’s Board. Priscilla Presley’s daughter, Lisa Marie Presley, is the sole beneficiary of the Trust, which is CKx’s partner in Elvis Presley Enterprises. Defendant Presley has served as Chairperson of Elvis Presley Enterprises since 1982. The Trust historically directly owned and operated the assets and businesses of Elvis Presley existing at the time of his death and owned and operated those businesses and assets acquired and/or created thereafter Elvis’ death.
          b. On February 7, 2005, via agreement among CKx, RFX Acquisition LLC (a Sillerman vehicle) and the Trust, the Trust contributed 85% of the outstanding equity interests of Elvis Presley Enterprises, Inc. and 85% of the outstanding membership interests of Elvis Presley Enterprises, LLC (“collectively, the “Presley Business”) and the Trust received cash, 1,491,817 shares of Series B Convertible Preferred Stock and one share of Series C Convertible Preferred Stock valued at $22,825,000 and 500,000 shares of CKx common stock. Each share of Series B Convertible Preferred Stock has a stated value of $15.30 and entitles the holder to receive an annual dividend calculated at a rate of 8% of the stated value. The Series B

Convertible Preferred Stock is valued for accounting purposes at its stated value of $15.30 per share, which, according to CKx, approximated its fair value on issuance.
          c. The Series C Convertible Preferred Stock is convertible into one share of common stock and is pari passu with the common stock with respect to dividends and distributions upon liquidation. The Series C Convertible Preferred Stock is not transferable and automatically converts into one share of common stock at such time as The Promenade Trust, which owns a 15% interest in the Presley Business, ceases to own at least 50% of the aggregate sum of the outstanding shares of Series B Convertible Preferred Stock plus the shares of common stock received upon conversion of the Series B Convertible Preferred Stock.
     12. The defendants named above in paragraphs 4-11 are collectively referred to herein as the “Director Defendants.” The Director Defendants owe fiduciary obligations to Plaintiffs and other public shareholders of CKx, and owe them the highest obligations of loyalty and due care. Defendants Tytel and Ferrel, by virtue of their relationships with Sillerman described above, and Sillerman’s selection and appointment of them to the CKx board at the time of its formation, lack independence with respect to their approval of his Support Agreement. Banks likewise lacks independence from Sillerman by virtue of the relationships described above. Langer lacks independence by virtue of Sillerman’s selection and appointment of him as a director. Thus, half of the Board lacks independence from Sillerman with respect to their approval of the Support Agreement.
     13. Defendant Sillerman was CKx’s Chief Executive Officer and Chairman of the CKx Board of Directors until his resignation on May 7, 2010. Sillerman is currently acting as the Executive Chairman of Function (X) Inc., the Chairman and Chief Executive Officer of Circle Entertainment Inc. (which maintains its office at the headquarters of CKx) and the

Managing Member of FXM Asset Management LLC. He has held a number of executive positions in other companies he has founded and/or had a controlling interest, including SFX Entertainment, of which he was Executive Chairman, from its December 1997 formation until its sale to Clear Channel Communications in August 2000; FXM, Inc.; FX Asset Management LLC; and MJX Asset Management. In 2007, Sillerman, then CKx’s controlling shareholder, attempted to acquire the Company, but was ultimately unable to complete the transaction after over a year of working on the transaction with the Company and third parties. According to the Offer to Purchase filed on May 17, 2011 Sillerman and related entities and family members beneficially own 19,183,311 shares of CKx common stock or approximately 20.7% of the Company.
     14. Defendant Apollo Global Management, LLC is a private-equity firm located in New York, New York. It and/or its affiliate are providing the financing for the Transaction.
     15. Defendant Colonel Holdings, Inc. (“Holdings” or “Parent”) is a Delaware corporation created for the purpose of accomplishing the Transaction and an affiliate of Apollo.
     16. Defendant Colonel Offeror Sub, LLC (“Offeror”) is a Delaware limited liability company created for the purpose of accomplishing the Transaction and an affiliate of Apollo.
     17. Defendant Colonel Merger Sub, Inc. (“Sub”) is a Delaware corporation created for the purpose of accomplishing the Transaction and a wholly-owned subsidiary of Holdings.
     18. Apollo, Holdings, Offeror and Sub are sometimes referred to herein as “Apollo.”
CLASS ACTION ALLEGATIONS
     19. Plaintiffs bring this action on behalf of themselves and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     20. This action is properly maintainable as a class action.

     21. The Class is so numerous that joinder of all members is impracticable. As of May 9, 2011, there were 92,613,473 shares of CKx common stock outstanding (excluding treasury shares but including 7,500 shares of restricted stock).
     22. There are questions of law and fact that are common to the Class including, inter alia, the following:
          a. Whether the Director Defendants have breached their fiduciary duties to Plaintiffs and the other members of the Class;
          b. Whether, in connection with the Transaction, the Director Defendants are pursuing a course of conduct that fails to maximize the Company’s value in the sale of the Company;
          c. Whether the 14D-9 (defined below) omits material information;
          d. Whether the Transaction is coercive;
          e. Whether Apollo and Sillerman aided and abetted the Director Defendants breaches of fiduciary duty; and
          f. Whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
     23. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.
     24. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

     25. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudication with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.
     26. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
DUTIES OF THE DIRECTOR DEFENDANTS
     27. In a case such as this, where the directors of a Delaware company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the current shareholders’ equity investment in a company), Delaware law requires the directors to take all steps reasonably required to maximize the value stockholders will receive.
     28. The Director Defendants must therefore ensure that they satisfy their fiduciary duties by taking all appropriate steps to ensure that the process being followed in connection with the Transaction or any alternative thereto is fair to the CKx stockholders and that it will result in the stockholders’ receipt of a value maximizing price in a manner that is free from coercion.
SUBSTANTIVE ALLEGATIONS
Background of the Company
     29. On February 7, 2005, an investor group led by Sillerman acquired control of the Company, simultaneous with the Company’s acquisition of an 85% interest in Elvis Presley Enterprises, Inc. At that time, the Company began to operate under the name CKx, Inc. Since that time, Sillerman has controlled the Company and subsequently been its largest stockholder, and has attempted, unsuccessfully, on several occasions to regain control by taking it private or otherwise.
     30. On March 17, 2005, the Company acquired 19 Entertainment Limited (“19 Entertainment”) from Simon Fuller (“Fuller”) for $109 million in borrowed cash and through the exercise of $25 million of outstanding common stock purchase warrants held by Sillerman and other members of management of CKx, the Huff Alternative Fund, L.P., an affiliate of Huff (the Company’s largest institutional equity investor — holding approximately 15% of CKx’s common stock), and another Huff affiliate. The warrants were obtained by Sillerman, Huff and the other holders in connection with their initial investments in the Company in February 2005.
     31. Fuller was a CKx director from July 8, 2005 until January 13, 2010. He was Chief Executive Officer of 19 Entertainment, a wholly owned subsidiary of CKx, from the time he founded 19 Entertainment in April 1985 until his resignation in January 13, 2010. CKx acquired 19 Entertainment in 2005. 19 Entertainment is now considered one of the most successful entertainment organizations in the world. At 19 Entertainment, Fuller created and produced hit television properties including “American Idol” and “So You Think You Can Dance,” and has developed relationships and partnerships with some of the biggest names in sports, music and fashion, including David Beckham, Victoria Beckham, Carrie Underwood, Kelly Clarkson, Daughtry, Claudia Schiffer, Roland Mouret and world tennis star, Andy Murray.
Sillerman and Fuller’s 2007 Attempt To Take The Company Private
     32. On June 1, 2007, CKx announced that it would be acquired by its controlling shareholder, Sillerman, and those associated with him, including Fuller, for $13.75 per share in cash and one share of FX Luxury Realty LLC (“FXLR”) per CKx share. Sillerman, Fuller and other members of CKx senior management intended to finance the deal though a combination of equity and debt financing, with Sillerman, Fuller and management providing a substantial portion of the equity commitment. Sillerman said the deal would cost about $1.55 billion, including fees and expenses, of which Sillerman, his management group and Fuller would contribute about $600 million in equity, and banks would provide $950 in debt financing.
     33. As part of the transaction, the Company entered into a merger agreement (as amended on August 1, 2007, September 27, 2007, January 23, 2008 and May 27, 2008), with 19X, Inc., a Delaware corporation (“19X”) (whose stock was owned by Sillerman and Fuller), and 19X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of 19X of which Fuller was Chief Executive Officer.
     34. In May 2008, Sillerman and Fuller reduced their buyout offer. Under the terms of the revised merger agreement, 19X agreed to acquire CKx at a price of $12.00 per share in cash. Sillerman and Fuller were the sole stockholders of 19X.
     35. On November 1, 2008, Sillerman and Fuller dropped their bid to take the Company private citing “extraordinary national and global economic conditions.”
     36. On August 9, 2009, CKx announced that 19 Entertainment had acquired a 51% ownership stake in Storm Model Management Ltd. The press release reported:
Storm is one of the world’s leading model talent agencies. Founded in London by Ms. Doukas in 1987, the agency represents an international roster of clients that includes Kate Moss, Jourdan Dunn, Lily Cole, Cindy Crawford, Eva Herzigova, Carla Bruni, Emma Watson and many others. It has remained at the cutting edge of fashion and lifestyle for over twenty years.
This deal is a continuation of CKx’s mission to form partnerships with high-value entertainment companies or individuals. Storm joins a roster that includes Muhammad Ali Enterprises, Elvis Presley Enterprises, David Beckham, Victoria Beckham, “American Idol” and other world-famous entertainment brands.
     37. On January 15, 2010, CKx filed an 8-K with the SEC which included three January 13, 2010 agreements (a consulting agreement, an option agreement and a compromise agreement) that served to secure Fuller’s services as a consultant and provided CKx with an option to participate in a new entertainment company launched by Fuller. CKx and Fuller also agreed to the termination of Fuller’s employment with 19 Entertainment and Fuller resigned as a director of CKx and as an officer and director of 19 Entertainment.

Events Leading Up to a Sillerman-Proposed Transaction
     38. On March 16, 2010, CKx reported its financial results for its fourth quarter and full year ended December 31, 2009. The Company announced that revenue for the fourth quarter of 2009 grew $42.5 million, or 113.7%, to $79.9 million as compared to the prior year period. CKx also reported that for the full year, revenue grew $40.2 million, or 13.9%, to $328.3 million in 2009 compared to $288.1 million 2008. The bulk of the $328.2 million in 2009 revenue came from 19 Entertainment (i.e., $263.5 million). Commenting on these results, Sillerman said, “The strong fourth quarter results reflect the continuing strength of our core brands.” CKx’s stock closed at $5.84 per share on March 16, 2010 in reaction to the positive earnings report, up from a closing price of $4.68 per share on March 15, 2010.
     39. That same day, the Company held its Q4 2009 Earnings Conference Call. During the call, Sillerman expressed frustration with the valuation of the Company and how CKx’s low stock price was affecting his own personal finances:
Robert Sillerman: What I can tell you is that I’m, as the largest shareholder of the Company, extremely frustrated. It’s no secret that some bad real estate investments have changed my economic profile, and consequently I have even more need for this investment to be worth many multiples of what it is. And without giving a specific timeframe, I’m frustrated at the public valuation and I couldn’t tell you how much longer that I can sit by and, you know, I don’t know whether that’s an hour or whether that’s multiple years. But I can tell you that I’m as frustrated or more frustrated than anybody.
Question from Abba Horwitz, Old School Partners — Analyst: Now, the problem is, though, that you have a couple of issues here. One is the 8-K that was filed not too long ago, which I wasn’t clear whether or not today’s filing dismissed those issues, that come April, I think, 26th — I don’t remember the exact date —

that if the stock goes below $4, it will trigger in terms of your own position and the stock will be taken away from you. Is that still in existence, that issue?
Robert Sillerman: That’s not what that filing said, Abba. What that filing said was that if the stock goes below $4 after April 26, that the bank would have the right to do that. It did not say that they would act on that. But obviously from my point of view, that is a very important date. And it’s important to me to make sure that I maintain control of my own life and my own finances. So without making any direct statement about anything, that if we were in a situation where I thought that that was likely, I would have to take that into consideration when I thought about what I wanted to do with the Company.
     40. According to Amendment 11 to a Schedule 13D filed by Sillerman with the SEC on February 12, 2010, 15,626,919 of the shares of common stock beneficially owned by Sillerman have been pledged to Deutsche Bank Trust Company Americas, together with certain other collateral, to secure a $50 million personal loan to Sillerman. The loan matures on August 15, 2011; provided however that, $4 million of the loan becomes payable on each of October 1, 2010, January 1, 2011, April 1, 2011, and July 1, 2011. Events of default under the loan include, without limitation, the closing trading price of CKx common stock falling below $3.00 on any day while the loan is outstanding. From and after April 26, 2010, the trigger closing price for an event of default will be increased to $4.00 per share. Between January and March, 2011, CKx’s stock price traded below $4.00 per share.
     41. On March 17, 2010, Senior Research Analyst Mark Argento from Craig-Hallum issued an analyst report with a “Buy” rating and price target of $10.00 for the Company, and added the following:
Maintaining Buy Rating and $10.00 Price Target — The key here is that CKx represents significantly undervalued assets, and we think cash flows of $100M are sustainable. Trading at a 5-6x valuation, we like the risk reward and think the assets are being mispriced given a lack of understanding from investors due to all of the moving pieces to the story. We currently see limited downside from current levels and think CKXE can support a valuation of $10.00 based on a multiple of 10x on our new EBITDA estimate of approximately $100.7 million.

We believe sharers are increasingly attractive as downside appears limited given the recurring nature of its model.
     42. On March 26, 2010, Bloomberg news reported that One Equity Partners LLC, JPMorgan Chase & Co.’s private equity arm, was near an agreement to take CKx private. CKx’s stock price closed at $5.96 per share and at $6.05 per share on March 27, 2010. In its Schedule 14D-9 filed with the SEC on May 18, 2011 (the “14D-9”) the Company identifies the party with whom it was negotiating as “Party A.”
     43. After the news leaked that CKx was negotiating with One Equity Partners, on March 29, 2010, CKx confirmed that it was engaged in discussions regarding a possible sale of the Company.
     44. Sillerman resigned as Chairman and Chief Executive Officer of the Company on May 6, 2010. The Company said in its May 7, 2010 press release:
     Robert F.X. Sillerman Resigns as Chairman and CEO of CKx, Inc.
—Sillerman May Pursue Acquisition of Company
—Former CKx President Michael G. Ferrel Appointed Acting CEO
—Edward Bleier Appointed Chairman of the Board of Directors
CKx, Inc. (Nasdaq: CKXE) announced today that Robert F.X. Sillerman has resigned as Chairman and Chief Executive Officer of the Company and from the Company’s board, effective immediately. Mr. Sillerman cited as the reason for his resignation a desire to pursue other interests, including the possible acquisition of CKx as well as a desire to allow the Board to evaluate its strategic options should he pursue such an acquisition. Mr. Sillerman founded the Company and has served as its Chairman and Chief Executive Officer of the Company since its inception in 2005. Mr. Sillerman will continue as a consultant to the Company. Mr. Sillerman is also the Company’s largest shareholder.
The board of directors of the company announced that director Edward Bleier was appointed as chairman of the board and that Michael G. Ferrel, a former director and president of the company, will serve as acting chief executive officer.
“The board would like to thank Bob for his many contributions to CKx and for his leadership over the past five years and his unparalleled commitment to the company,” said CKx chairman Edward Bleier. “Bob has a long track record of building several successful enterprises and providing billions of dollars in return to investors. We’re thrilled that Bob will continue to assist CKx as a consultant.”
Michael G. Ferrel, acting chief executive officer of CKx stated, “CKx has an excellent set of core assets that continue to be terrific performers for the company. I look forward to working with the board and management team to drive growth and to capitalize on the many opportunities ahead.”
     45. On May 10, 2010, CKx reported financial results for its 2010 first quarter. Revenue for the first quarter of 2010 declined $14.9 million, or 18.3%, to $66.6 million as compared to the prior year’s period. The bulk of the $66.6 million first quarter revenue ($53.4 million) was generated by 19 Entertainment. The Company reported that the decline in revenue was largely due to $10.0 million of non-recurring revenue in 2009 from terminated license agreements at the Presley Business and the Ali Business. Revenue at 19 Entertainment declined $7.9 million due to $12.1 million in revenue as the result of a one-time limited run television program in 2009, offset by a $4.4 million increase in American Idol revenue. Excluding the prior year terminated license agreement, revenue at the Presley Business increased $2.7 million due to higher licensing revenue and royalty revenue from the Viva ELVIS Cirque du Soleil show in Las Vegas, which opened in February of that year. Excluding the prior year terminated license agreement, revenue at the Ali Business increased $0.3 million due to higher licensing fees.
     46. Commenting on the first quarter 2010 results, Thomas P. Benson, Chief Financial Officer, said:
The first quarter marked a number of important developments for the company including entering into a new long-term agreement with Simon Fuller to continue as the creative force behind American Idol and So You Think You Can Dance, the gala opening of Viva ELVIS in Las Vegas and the launch of If I Can Dream. American Idol has continued its reign as the #1 rated show on network television for a seventh consecutive season. We are also nearing completion of our restructuring of 19 Entertainment which is increasing our focus on our hit properties while significantly reducing spending on new development projects and general overhead. Although our first quarter results were negatively impacted by restructuring costs, the benefit of $15 million in annual cost savings that we are currently implementing will positively impact our operating results beginning in the third quarter of 2010.
     47. During the Company’s May 11, 2010 First Quarter Earnings Conference Call, Thomas Benson, CKx’s Chief Financial Officer stated:
I just wanted to mention our announcement at the end of March on the potential sale of the company. The company continues to be in sale discussions with a potential suitor. As we noted in our announcement on Friday, Bob Sillerman has informed the company that he may pursue an acquisition of the company and is obviously working on his behalf to pursue that, so there may well be dialogue there as well in the coming days.
     48. On May 12, 2010, Senior Research Analyst Mark Argento from Craig-Hallum issued an analyst report with a “Buy” rating and price target of $9.00 for the Company. In support of his recommendation, Argento stated:
The key here is that in our opinion, CKx represents significantly undervalued assets, and we think cash flows of $90M are sustainable. Trading at a 6.2x EV/EBITDA valuation, we like the risk reward and think the assets are being mispriced given a lack of understanding from investors due to all of the moving pieces to the story. We currently see limited downside from current levels and think CKXE can support a valuation of $9.00 based on a multiple of 10x on our new EBITDA estimate of approximately $90.6 million.
     49. On May 28, 2010, the Wall Street Journal reported that Fuller was planning to submit a bid to take the Company private. The article reported, inter alia, the following:
Simon Fuller, creator of the “Idol” shows, and former Barclays Capital banker Roger Jenkins are planning Friday to submit a bid of $600 million for entertainment company CKx Inc., people familiar with the matter said.
Messrs. Fuller and Jenkins are making plans to submit a letter detailing their offer to purchase the company that owns the blockbuster television enterprise “American Idol” and “So You Think You Can Dance,” these people said. CKx also owns the rights to the names and likenesses of Elvis Presley and Muhammed Ali.
Mr. Fuller and Mr. Jenkins have amassed a $1 billion fund to make strategic acquisitions, but they don’t have a name yet for their venture, people familiar with the matter said. Mr. Jenkins, a top dealmaker for Barclays Capital, left the Barclays PLC investment-banking arm in 2009.

Robert F.X. Sillerman, the former chairman and chief executive of CKx, resigned earlier this month as part of his longstanding effort to purchase the company and take it private. Initially Mr. Sillerman had the backing of JPMorgan Chase & Co.’s private-equity arm, One Equity, for a bid of $6 a share, or almost $560 million.
CKx shares have traded down substantially since The Wall Street Journal reported in March that the company was exploring a takeover offer. Thursday, its shares traded hands at $4.32 each, for a market capitalization of just over $400 million. They were trading as high as $6.30 in April.
CKx carries about $100 million of debt and an additional $55 million in cash on its balance sheet.
Mr. Sillerman remains the company’s largest shareholder with about a 20% stake.
He has more recently teamed up with private-equity firm CVC Capital Partners, but it is unclear whether they submitted a bid, people familiar with the matter said.
Three years ago, Mr. Sillerman and Mr. Fuller wanted to take CKx private, but they couldn’t raise financing for the deal amid the developing financial crisis.
     50. Later on May 28, 2010, CKx confirmed that it received an acquisition proposal from a group of investors led by Fuller. The Company said that the Board of Directors “was evaluating the proposal, as well as other potential strategic alternatives for the Company, and had retained Gleacher & Company as financial advisor and Wachtell, Lipton, Rosen & Katz as legal advisor to assist in this evaluation.” CKx stated that it did not expect to make any additional statements or provide any further information regarding the status of any discussions or any possible transaction unless a definitive agreement is entered into or adopted.
     51. At the time Fuller’s proposed transaction was first announced, Ockahm Research, a equity research firm, reported in an article on Seeking Alpha entitled “CKx: The American Idol Connection”, that “CKx has some very valuable assets and this has the potential to be a great buyout at a low price...”. Ockham Research also expressed the view that “the timing on this announcement is very interesting, coming the day after the close of American Idol’s ninth season. According to our methodology this stock is cheap, and we do think there is as yet untapped value in all of the quality assets housed under the CKx umbrella. What do you bet Fuller has something up his sleeve?”
     52. Once the market learned of the Fuller transaction at $600 million, CKx’s price dropped to $5.00 or below. By June 4, 2010, the stock was trading at $4.90 per share. The discussions between Fuller and CKx did not result in an offer to purchase the Company.
     53. On June 24, 2010, CKx announced that its Board had adopted a Stockholder Rights Plan (the “Rights Plan”). Its Form 8-K described the purpose as being “to protect stockholders from potentially coercive tactics, and to provide fair and even treatment for all stockholders.” The rights were distributed to stockholders as of July 2, 2010 but would only be activated if an “Acquiring Person” were to obtain beneficial ownership of 15% or more of CKx’s common stock outstanding, or if a beneficial owner of 15% acquired an additional 10%. Either event would trigger the Rights Plan and make acquisition of the remaining shares substantially more costly unless the proposed acquisition was approved by the Board.
     54. On June 22, 2010, Sillerman filed an amendment to Schedule Form 13D in which he said that he understood that an entity with which he had engaged in discussions had made a written proposal to the Board regarding providing liquidity to its common stockholders and urged the Board to pursue the opportunity.
     55. In CKx’s July 13, 2010 Form 8-A Amendment No. 1, the Company said that, at Sillerman’s request, the Company amended the CKx Rights Plan to provide that, in the event a potential acquiring person obtains the consent of another party (or any person to whom that party transfers its shares) not to tender its shares in a tender offer by the potential acquiring party, such agreement will not trigger the Rights Plan because the potential acquiring party will not be deemed the beneficial owner of those shares. Sillerman had indicated to CKx that he was interested in making an offer for CKx in which certain large stockholders would agree not to tender their shares.
     56. After having secured this end run around the Rights Plan from the Board, Sillerman announced, on August 10, 2010, that he intended to do exactly what the Rights Plan was intended to avoid — make an offer for less than all of the shares he did not own and without a control premium. However, his offer was never consummated.
     57. On August 13, 2010, CKx reported financial results for its second quarter and six months ended June 30, 2010. For the three months ended June 30, 2010, revenue increased $9.9 million to $89.4 million, an increase of 12.5% over the year prior period. $6.9 million of this growth was from American Idol due primarily to more broadcast hours and higher license fees as compared to the prior year. Revenue at the Presley Business grew $1.8 million, or 12.8%, due to higher licensing revenue and royalty revenue from the Viva ELVIS Cirque du Soleil show in Las Vegas.
     58. Commenting on the results, Michael G. Ferrel, Chief Executive Officer, said, “We are encouraged by our second quarter results across the Company. American Idol continued its reign as the #1 rated show on network television for a seventh consecutive season and we are excited about changes we will be implementing for the 2011 season. We have made major progress with our restructuring of 19 Entertainment, which is increasing our focus on our hit properties while significantly reducing spending on unproductive development projects and general overhead. Although our fiscal first half results were negatively impacted by restructuring costs, the benefit of $15 million in annual cost savings that we have implemented will positively impact our operating results beginning in the third quarter of 2010.”
     59. On October 5, 2010, the New York Post reported that Apollo Management had held meetings with two bidders for CKx, Inc., Allen Shapiro, President and Chief Executive of Mosaic Media Group, and Sillerman, and that Apollo was studying financing to buy the Company, either directly, or by using debt financing. That followed Sillerman’s statement in the preceding month that he would pay $5.50 to $5.75 per share for CKx.
     60. On October 27, 2010, CKx announced that it was no longer discussing a potential sale of the Company or of a controlling stake in the Company. The Board said it intended to continue to operate the company on a stand-alone basis. Michael G. Ferrel, the Chief Executive Officer of the Company, said, “With the conclusion of sale discussions, we are excited to continue driving growth through our terrific set of core assets and improving the overall profitability of the Company. We look forward to building on the major progress we have already made in our restructuring of 19 Entertainment and creating value for our shareholders.”
     61. On November 8, 2010, CKx reported third quarter and nine-month 2010 results. For the nine months ended September 30, 2010, revenue declined $12.2 million, or 4.9%, to $236.2 million, as compared to the prior year period. The decline in revenue was due to $10.0 million of non-recurring revenue recognized in 2009 from terminated license agreements at the Presley Business and the Ali Business, $10.2 million of revenue from a one-time limited run television program in 2009 and lower revenue from So You Think You Can Dance, offset by an increase in American Idol revenue. Revenue at 19 Entertainment decreased $8.3 million due to the $10.2 million in revenue received in 2009 in respect of the one-time limited run television program referenced above and a decline in revenue for So You Think You Can Dance due to fewer broadcast hours in 2010 due to an additional season in 2009, which was offset by a $10.1 million increase in American Idol revenue. Excluding the prior year terminated license agreement, revenue at the Presley Business increased $5.7 million primarily due to higher royalty revenue, including royalty revenue from the Viva ELVIS Cirque du Soleil show in Las Vegas.
     62. Commenting on the results, Ferrel said, “We are encouraged by our third quarter results across the Company. The announced changes being implemented for the 2011 season of American Idol have been well received. So You Think You Can Dance completed its seventh season in August and has been picked up for another season in 2011. We have also made major progress with our restructuring of 19 Entertainment, which is increasing our focus on our hit properties while significantly reducing spending on unproductive development projects and general overhead. Although our three-month and nine-month results were negatively impacted by restructuring costs, the benefit of $20 million in annual cost savings that we have implemented has already begun to positively impact our operating results in the third quarter of 2010.”
     63. On March 8, 2011, CKx reported its full year and fourth quarter 2010 results. As a result of the restructuring program, the Company reduced its general and administrative expenses at 19 Entertainment by approximately $20 million on an annual basis. The Company’s operating results began to benefit from these reductions in the third quarter of 2010. Ferrel said, “2010 was a pivotal year for CKx. We completed a major restructuring of our businesses, re-focusing our efforts on our biggest brands while significantly reducing spending on unproductive development projects and general overhead. We also made a number of significant changes to our hit television property American Idol. These efforts are already paying off as evidenced by our strong fourth quarter results and impressive television ratings for the new season of American Idol. We remain optimistic about our businesses and look forward to continued success in 2011.”
Apollo and Party B Make Offers to Purchase CKx
     64. On May 17, 2001 and May 18, respectively, Apollo filed its Form SC TO-T (the “Offer to Purchase”) and CKx filed its Schedule 14D-9 with the SEC. The Offer to Purchase states that it expires at midnight on June 14, 2011.
     65. The 14D-9 suggests a curious few unsolicited offers to purchase the Company between March 18 and March 23, 2011. On March 18, 2011, an unidentified potential purchaser referred to in the Offer to Purchase only as “Party B” submitted a non-binding indication of interest to the CKx Board, proposing the purchase of 100% of the CKx outstanding common shares at $4.75 per share. The proposal indicated that the offer was expected to be financed through Party B’s equity capital and outside debt financing, although Party B was prepared to pay 100% of the purchase price with its equity capital and the transaction would have no financing contingency.
     66. On March 21, Michael Ferrel, Chairman and Chief Executive Officer of CKx, also received a non-binding indication of interest from Party C, but ultimately, Party C did not make an offer for the Company. On March 23, 2011, Apollo sent a non-binding indication of interest to Ferrel indicating it was once again interested in pursuing a transaction with CKx to purchase 100% of the outstanding common shares at an offer price of $5.00 per share. Apollo had previously indicated interest in a transaction with CKx, including as a funding source for a third party and in discussions with Sillerman about being a purchaser.

     67. Several weeks later, on April 6, 2011, Apollo submitted a further letter to the CKx Board reiterating its willingness to engage with CKx with respect to a potential sale transaction. Thereafter, Apollo representatives verbally confirmed to Ferrel that certain equity funds managed by Apollo were prepared to offer $5.50 per share for the Company.
     68. On April 10, 2011, Party B submitted a revised proposal, increasing its offer price to $5.10 per share.
     69. On April 15, the CKx Board met to discuss the three unsolicited proposals for a sale of CKx that CKx had received from Apollo, Party B and Party C. The CKx Board reviewed the three proposals with its financial advisor, Gleacher & Company Securities, Inc. (“Gleacher”), and senior management. The CKx Board determined to put itself up for sale but made no public announcement of this fact.
     70. Rather, at a meeting held on April 18, 2011, the CKx Board instructed Gleacher to provide it with a list of potentially interested parties to whom CKx might be sold and set a timeline of only three weeks to conduct due diligence and negotiate the transaction documents. Pursuant to this directive, Gleacher contacted only a limited number of potential bidders.
     71. At the end of April 2011, representatives of Apollo engaged in exploratory discussions with Mr. Sillerman regarding his possible support for an acquisition of CKx by certain equity funds managed by Apollo, including the terms under which Mr. Sillerman and his affiliates might retain an interest in the surviving company. Apollo and Party B also met with CKx senior management and representatives of the Trust to discuss, treatment of the Series B Preferred Shares and the Series C Preferred Share in the transaction along with what the 14D-9 described as “related matters.”

     72. On April 27, 2011, Gleacher told the Board that Party C, despite its initial indication of interest, had not conducted any significant due diligence to date and that the other two financial sponsors who had signed confidentiality agreements had not conducted any due diligence and indicated to Gleacher that neither was interested in pursuing any transaction involving CKx. Thus, only two interested bidders remained — Apollo and Party B. The CKx Board directed Gleacher to work to obtain an offer price in excess of $5.50 per share from negotiations with Apollo and Party B.
     73. Beginning in early May 2011, Sillerman and Apollo engaged in exploratory discussions concerning the terms of Sillerman’s possible support of an acquisition by Apollo, including the terms of a possible support and non-tender arrangement. Sillerman also had exploratory discussions with Party B regarding the terms of a possible support arrangement by Sillerman in a transaction involving CKx and Party B.
     74. On May 6, 2011, CKx received a revised non-binding proposal from Apollo at $5.50 per share in cash for 100% of the outstanding common shares, together with other terms.
     75. The CKx Board held a special meeting in the evening of May 6 to discuss the proposal from Apollo. The Company’s counsel indicated that Apollo required, as a condition to entry into a definitive merger agreement, that affiliates of Apollo negotiate satisfactory support agreements with Sillerman and the Trust, together with other terms, and the Board authorized its counsel to negotiate with Apollo on terms acceptable to CKx.
     76. On the very same day, Sillerman sent an email to CKx stating that he would support a cash offer at $5.50 per share or higher.
     77. In the early hours of May 7, 2011, Gleacher received a bid package from Party B. Party B’s non-binding letter of intent indicated that, among other things, it proposed to purchase

100% of the outstanding common shares at a purchase price in excess of Apollo’s offer — $5.60 per share. Party’s B’s indication of interest stated that it believed it could reach definitive agreement with CKx in three days.
     78. On the evening of May 8, Gleacher and the Company’s counsel reported to the Board, inter alia, that Apollo had proposed a reverse termination fee of $35,000,000, which was higher than Party B’s proposed reverse termination fee of $30,000,000, that neither Apollo nor Party B would agree to the inclusion of a “go-shop” provision and that Party B’s willingness to enter into an agreement with CKx was not conditioned on an agreement with Sillerman. Party B’s proposed termination fee has not been disclosed nor has it been disclosed whether Party B had an expense reimbursement requirement or if so, the amount. On a call later on the evening of May 8, during which CKx’s counsel reported that it did not have sufficient information to determine if Party B’s offer was fully funded, the Board directed its advisors to continue to work with Apollo and Party B to improve the price and terms of the offers throughout the evening, and that it should direct both parties to submit their best and final bids for the CKx Board’s review by 7:00 p.m. EDT on May 9, and it was determined that the CKx Board would meet thereafter to consider the final bids.
     79. There is no indication in CKx’s SEC documents why the bids had to be submitted the following day, particularly if Party B, which was offering more per share than Apollo, was continuing to pursue its financing. According to the SEC documents, the equity commitment required to fund any transaction exceeded the allowable investment basket provided for in the fund’s documentation, but it was working on arranging the financing prior to closing.
     80. When Gleacher advised Apollo that “not every party” was requiring a support agreement with Sillerman as a condition to its transaction, Apollo expressed confidence that it had made significant enough progress with Sillerman and the Trust that it anticipated being able to reach agreement at the time of entering into a definitive transaction agreement. During discussions on May 9 with CKx representatives, Party B assured them that it would be able to arrange for the requisite financing and Party B submitted their final proposals.
     81. After receiving the proposals by Apollo and Party B for $5.50 and $5.60, respectively, CKx Sillerman-dominated Board eschewed Party B’s higher offer and opted instead to pursue the lower-priced Apollo offer, which had Sillerman’s support.
The Apollo Transaction
     82. On May 10, 2011, CKx announced that, in light of the Apollo Transaction (described below) it had cancelled the first quarter 2011 financial results conference call it had scheduled on May 4, 2011 for 9:30 a.m. on May 10, 2011.
     83. CKx also announced that it had entered into a definitive merger agreement to be acquired by an affiliate of Apollo and that CKx stockholders will received $5.50 per share in cash. The CKx Board approved the Transaction and said it would recommend that its stockholders approve the merger. The Company’s press release said that Apollo had “obtained support agreements from two significant stockholders.” Those two stockholders are the Trust and Sillerman.
     84. On May 10, 2011, CKx, Holdings and Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub would commence a tender offer to acquire all of CKx’s outstanding shares of common stock for $5.50 per share in cash. The Merger Agreement, included in the Form 8-K filed with the SEC by CKx on May 11, 2011, provides that following completion of the tender offer, Sub will be merged with and into the Company, with the Company surviving the merger as the wholly-owned subsidiary of Parent. At the effective time of the merger, all remaining outstanding shares of common stock not tendered into the tender offer (other than shares owned by Parent, Sub, the Company and its subsidiaries, Sillerman and the Trust) will be acquired for cash at the offer price. The Merger Agreement provided that the tender offer would commence no later than May 17, 2011 and that, in the tender offer, each share of CKx common stock will be exchanged for the right to receive the offer price, as soon as practicable. Although the Director Defendants knew that Party B had a higher offer on the table that was not conditioned on Sillerman’s support, they unreasonably locked-up the deal both through the Support Agreement and deal protection devices in the Merger Agreement. Pursuant to the Merger Agreement, Sub has a top-up option (“Top-Up Option”) whereby it can purchase the number of shares of CKx common stock needed, when added to the shares it receives under the Sillerman Support Agreement and the shares held by Parent and Sub following the tender offer, so that it will have one share more than 90% of the total CKx common shares then outstanding and effectuate the merger immediately. Then, it will be able to effectuate the merger immediately via short-form merger, which does not require a shareholder vote.
     85. According to the Offer to Purchase, Apollo is not required to accept any of the shares tendered in the tender offer unless it receives a number of shares which, together with shares owned by it and Sillerman, would represent at least a majority of the outstanding Common Shares of CKx on a fully diluted basis. This is known as the “Minimum Condition.” At page 6, the Offer to Purchase says that given the Sillerman Support Agreement, Apollo expects that the Minimum Condition will be satisfied if only 29.3% of the additional shares of CKx common stock issued and outstanding are tendered. The Offer to Purchase states, at page 9, that because the Sillerman shares are committed to Apollo under the Sillerman Support Agreement,

Apollo can exercise the Top-Up Option if at least 57.7% of the issued and outstanding Common Shares are tendered.
     86. Also, CKx is not permitted to directly or indirectly solicit, initiate, propose or “knowingly facilitate” any acquisition inquiry, offer or proposal. Further, CKx agreed to a weighty termination fee of $20,000,000. The Merger Agreement also grants Apollo favorable information and negotiation rights.
     87. CKx said, and the Merger Agreement reflects, that Apollo’s acquisition of the Company will be completed through a cash tender offer, subject to certain conditions, including that the number of shares validly tendered and not withdrawn, together with the shares subject to the Sillerman and Trust stockholder support agreements, represent at least a majority of the outstanding shares of CKx on a fully-diluted basis upon consummation of the tender offer, despite the fact that neither Sillerman nor the Trust are “tendering” shares into the tender offer, as described below.
     88. As explained in the Company’s Form 8-A12B/A, filed with the SEC on May 11, 2011, in connection with the Company’s execution of the Merger Agreement, it amended its June 24, 2010 rights plan so that the Transaction does not trigger any adverse events thereunder. The Company also announced that on May 9, 2011 it had modified its bylaws, effective May 10, 2011, by removing a provision prohibiting action by the Company’s shareholders without a meeting by written consent. Specifically, the amendment provides:
     Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
     89. Concurrently with the entry into the merger agreement, on May 10, 2011, Sillerman and certain of his affiliates (Sillerman Capital Holdings, L.P, and his wife, Laura

Sillerman, in their capacities as CKx stockholders and option holders)(collectively referred to as “Sillerman”) entered into a Non-Tender and Support Agreement (“Support Agreement”) with Holdings pursuant to which Sillerman agreed, inter alia: (i) to support the merger and the other transactions contemplated by the merger; (ii) to receive either the offer price in exchange for their common stock or to exchange or “roll over” up to 50% of his shares into common stock of the private company, which survives the Transaction; and (iii) not to tender into the tender offer but rather to notify Parent of his election of cash or rollover stock following the tender offer Acceptance Time and before the Effective Time of the merger has occurred (in accordance with Rule 14d-11 and so that the tender offer does not fail to comply with the Securities Exchange Act).
     90. The Support Agreement also described the key terms of a Stockholders Agreement that will be entered into upon the closing of the Transaction, which include a description of the terms and conditions applicable to the stockholders of Parent that will own Colonel, including the capital stock of Parent as follows: common stock issued to one or more affiliates of Apollo Management VII, L.P. (“Apollo Stockholders”) by Parent in exchange for their cash equity contributions in connection with the Transaction; common stock issued to Sillerman in exchange for the rollover shares; and Parent preferred stock issued to the Trust.
     91. Additionally, pursuant to his Stockholders Agreement, Sillerman will have: the right to appoint one director to the Parent board, which will either be Sillerman or someone else acceptable to the Parent board; drag-along rights (whereby he will be required to approve and will participate on a pro rata basis and on equivalent terms and conditions with the Apollo Stockholders if Parent enters into a merger, consolidation or sells all or a majority of its assets); tag-along rights (the right to participate on a pro rata basis and on equivalent terms and conditions with the Apollo Stockholders in any transfer by Apollo stockholders); the right to share in any transaction or monitoring fees received by Apollo or its affiliates on a pro rata basis; and pro rata pre-emptive rights with respect to Parent equity offerings.
     92. In his Form SC TO-C, filed with the SEC on May 11, 2011, Sillerman referred to the Support Agreement and stated that, as a result, he “has ceased to pursue the offer previously contemplated by the Schedule TO filed by Mr. Sillerman on August 10, 2010, or to pursue discussions in that connection.”
     93. Sillerman’s Support Agreement followed the May 7, 2011 conclusion of his one-year consulting agreement with CKx, pursuant to which he received $1 million in connection with what CKx’s November 2010 Schedule 14A described as “his continued availability to promote the best interests of the Company and its subsidiaries for a one-year period.”
     94. CKx’s Certificate of Incorporation requires that, in the event of a merger, the holders of a majority of the outstanding Series Preferred B Preferred (here, the Trust) must approve a merger, by vote or written consent, unless the surviving corporation maintains Appendix B to the Certificate (which addresses the rights of the Series B Preferred) or issues shares in the new company with terms identical to the Series B Preferred. Under the Certificate, this condition could only be waived by a 2/3 vote of the Series B Preferred, and each holder would have to consent. As such, Apollo entered into a letter Support Agreement with the Trust on May 10, 2011 pursuant to which, inter alia: (i) the Trust will vote in opposition to and not support any transactions that compete with those contemplated by the merger agreement, (ii) not transfer or convert its CKx Series B or Series C Convertible Preferred Stock prior to the consummation of the merger; and (iii) in its capacity as the owner of CKx preferred stock, consent to the merger, to the extent such consent is needed. The Trust will have the right to designate a director to the Board, has the right to share on a pro rata basis in any transaction or monitoring fees received by Apollo or its affiliates in connection with or following the Transaction and Apollo will negotiate a consulting agreement with Presley.
     95. While a majority of the Board members voted to approve the Transaction (Presley abstaining), Bloom dissented because he believes that the “potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered” and that these opportunities outweighed the attendant risks involved.”
     96. In CKx’s Schedule 14D-9, the Company indicated that it provided “certain financial forecasts prepared by senior management to Apollo Management, Parent and Sub” “prepared” on May 9, 2011 and that it “also provided financial forecasts” to the Board and Gleacher in connection with their consideration of the Transaction. Presumably, these forecasts provided the basis for Bloom’s dissenting vote.
     97. The 14D-9, at page 39, includes three line items from the May 9, 2011 projections “utilized by Apollo Management, Parent and Merger Sub”:

(Estimated)	2011	2012	2013	2014	2015
(In millions)
Revenue	$239.9	271.1	274.7	283.4	293.1
Expenses	(174.5)	(183.5)	(185.0)	(191.1)	(197.5)
EBITDA	68.0	88.3	90.5	93.1	96.4
     98. As the above-quoted language makes plain, CKx shared the financial forecasts and projections referred to in the text with Apollo, but failed to share them with any other bidder, including Party B. As a result, the two bidders were not operating on a level playing field.
     99. Moreover, a logical inference can be drawn from the fact that these projections were prepared on May 9, 2011, as well as from the facts that both sufficient due diligence had occurred by Apollo and Party B and that bids were submitted, that earlier projections were provided to and utilized by these bidders. Yet, no disclosure with respect to these earlier projections or any descriptions of the changes and the reasons therefore was made in the 14D-9.
     100. Nor can it be determined from the above-quoted language whether the projections on page 39 are the basis for Bloom’s dissent. This information should be disclosed to CKx’s stockholders. Moreover, to the extent the May 9, 2011 projections included free cash flows, that information is material and should have been disclosed.
     101. In its May 9, 2011 Presentation to the Board (Exhibit (a) (2) (F) to the 14D-9), at page 17, Gleacher included a “Financial Overview” that includes “Historical and Management’s Projected Financials.” Those projections were represented to be “at the time consistent with the best judgment of CKx’s management as to the future financial performance of CKx and were at the time the best currently available forecasts with respect to such future financial performance of CKx.” They were relied upon by Gleacher and served as the basis for Gleacher’s DCF. These projections reflect the same revenue figures as in the chart on page 39 of the 14D-9 and reflected above. However, Gleacher presented “EBITDA –A Case” and “EBITDA –B” on page 39 of the 14D-9. The 14D-9 fails to provide any explanation by which CKx’s common stockholders can evaluate which projected figures are correct, why they differ or which (if any), were relied upon by CKx’s management in operating the Company. This information is material and its omission renders the 14D-9 misleading.
     102. The 14D-9 contains numerous additional material misstatements and omits material information in the summary of the financial analyses prepared by Gleacher as well as the Presentation to the Board annexed as an exhibit to the 14D-9, including:

          a. The 14D-9 fails to disclose the amount of compensation Gleacher has received in the past for providing services to Apollo-related entities;
          b. While the Historical Trading Multiples analysis is described as a “material” financial analysis (and also yields the lowest implied value per share range for CKx), it is not contained in Gleacher’s Presentation to the Board, raising the question why it is deemed material in the 14D-9 if it was not part of the Board presentation. According to the 14D-9, Gleacher analyzed the enterprise value (“EV”) of CKx based on a multiple of the next twelve months (“NTM”) EBITDA (obtained by Gleacher from Capital IQ’s proprietary, non-public database and not reflected in the Gleacher analysis, making it impossible for a stockholder to assess the Historical Trading Multiples analysis in deciding whether to tender) as of May 6, 2011 (the last trading day before the delivery of Gleacher’s opinion) and the average of the EV/NTM for the one year ended May 6, 2011 and (without explanation why) since September 22, 2008 (the date CKx issued a press release saying Sillerman, on behalf of 19x, notified the Board he no longer believed 19x would be in a position to consummate its pending acquisition of CKx, to May 6, 2011). This methodology is rarely used and is of questionable relevance to fairness because it looks only at historical multiples of a company’s trading price. The historical trading prices contain an implied minority discount, while the valuation of a company in an acquisition context should consider an appropriate acquisition premium.
          c. In the Comparable Companies Analysis, the 14D-9 fails to disclose the basis for Gleacher’s determination that Live Nation Entertainment and World Wrestling Entertainment were most similar to CKX, despite the fact that Gleacher compared CKx to 12 companies, but ultimately only used the two of the three with the lowest EV/EBITDA multiples among the 12 companies;

Gleacher’s Presentation to the Board is also surprising in that its fails to include any comparable transaction analysis, one of the three major methodologies used in rendering fairness opinions on acquisitions — despite the fact that Gleacher recognized, in a footnote on page 32 of the 14D-9 relating to Warner Music Group’s EV that there was at least one relevant current acquisition — Warner Music Group. In fact, on May 6, 2011, three days before Gleacher’s Presentation to the Board, Warner Music Group announced that it was being acquired by Access Industries. The multiple of the Warner Music Group Corp. acquisition was about 9.1x 2011 EBITDA and 9.2x 2012 EBITDA, higher than any of the comparable companies that Gleacher used, and far higher than the 7.1x and 6.4x numbers that Gleacher used by averaging what it used as the two “most comparable” companies. The implied value of CKx would be about $6.15 per share based on Warner Music’s 2011 multiple and $7.85 per share based on its 2012 multiple.
          d. While CKX management’s projected financial forecasts show growth rates in excess of 3% for revenue and EBITDA in 2015, Gleacher utilized a range of perpetuity growth rates of -0.5% to 0.5% in its Discounted Cash Flow Analysis (“DCF”), but fails to disclose its reasoning;
          e. Also in the DCF, Gleacher deducts a $26 million “Deal Date Adjustment” in the calculation of total unlevered free cash flow in
2011E, but the 14D-9 fails to disclose how it was derived, which is significant as it has an impact of approximately 30 cents per share in the DCF;
          f. Gleacher’s DCF utilizes a risk factor of 1.5x for CKx, representing CKx’s implied equity beta, but fails to disclose the rationale for applying this multiple, which is well outside the risk factor range reflected in its Presentation for comparable companies, nor does it explain its assumption that raises CKx’s calculated cost of equity by over 3% ; and

          g. In its DCF, Gleacher used Bloomberg data to derive its equity risk premium when Gleacher’s source for the size premium was Ibbotson, an inexplicable inconsistency, given that Ibbotson data is available for equity risk premium and are usually used in tandem, which if so used would have increased the implied values derived in the DCF.
     103. In light of the Company’s future prospects and expectations outlined herein and highlighted by both Ferrel and Bloom, the Director Defendants have no valid or pressing reason to sell the Company at the price contemplated in the Transaction, particularly in the current depressed economic and valuation atmosphere.
     104. CKx has continued to perform well even though equities valuations in general continue to be depressed due to global economic conditions. CKx’s value as an ongoing business is greater than the consideration offered in the Transaction. In their March 15, 2011 Management Presentation, Ferrel and CKx Chief Financial Officer Thomas Benson highlighted the facts that CKx had “exited underperforming businesses and development projects,” had renewed its “focus on expansion of established brands” and has a “new perpetual executive producer agreement with Simon Fuller.” CKx’s key “product” and the producer of a substantial portion of its earnings, the American Idol television show, has had a blockbuster season -far greater than its previous lackluster season- and far greater than expected.
     105. American Idol is under a licensing agreement with Fox Broadcasting. Ckx must periodically re-negotiate its contract with Fox for American Idol, both as to the number of hours it airs and the price to be paid by Fox per season. The current contract, which is up for re-negotiation, is a potential source of increased revenue for CKx. Because of the power it wields based on its other business holdings, Apollo is in a superior position to CKx to unlock the full value of American Idol. However, that fact has not been disclosed to the Ckx stockholders to whom it would be key information in deciding whether to tender their shares.
     106. The CKx board has acted unreasonably in preferring Sillerman’s interests by allowing him, and only him, to elect to continue in the new company.
     107. In so structuring the Transaction, the Director Defendants have given greater consideration to Sillerman and thereby, denied the public shareholders of their fair allotment of the merger proceeds. This is unreasonable and fails to maximize the public shareholders’ interest in CKx.
     108. Because the Transaction is conditioned on the tender of sufficient common shares outstanding which, together with the Sillerman shares, represent a majority of the outstanding shares of common stock, the Transaction is not structured so that the approval of a majority of the “unaffiliated stockholders” (holders of CKx’s common stock other than members of the CKx Board, executive officers, Sillerman, the Trust or Apollo) is required. Officers and directors of CKx collectively own over 4.3 million shares which according to the 14D-9 (other than Bloom’s shares) will be tendered. However, according to the 14D-9, Party B did not require support agreements with the Trust or Sillerman as conditions to its $5.60 per share offer.
     109. There was no unaffiliated representative acting on behalf of the unaffiliated stockholders for purposes of negotiating the transaction. At page 25 of the 14D-9, CKx states that the lack thereof was something it considered with respect to its conclusion that the Transaction is “procedurally fair” to all stockholders, “but that the independent directors met separately to discuss and review the terms of the transaction.” The identity is not disclosed of the allegedly “independent directors” to whom reference is made, nor any information about their discussions with respect to the transaction terms. That information is material to CKx’s common stockholders and should be disclosed.
     110. Gleacher rendered an opinion, on May 9, 2011, that the Transaction is fair, from a financial point of view, to the unaffiliated stockholders. However, that opinion is suspect, and Gleacher has a conflict, given that Gleacher’s fee is entirely conditioned on the consummation of the Transaction. Additionally, Gleacher has a prior relationship with Apollo and its affiliates, and has served as a financial advisor to Apollo in at least one significant transaction valued at nearly $2 billion.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     111. Plaintiffs repeat and re-allege each allegation set forth herein.
     112. As directors of the Company, the Director Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Director Defendants’ agreement to the Transaction or any other proposed transaction for the sale of the Company imposes fiduciary responsibilities to ensure that the process employed proposal is a fair process that maximizes the Company’s value for the benefit of all of the Company’s stockholders.
     113. As demonstrated by the allegations above, the Director Defendants have failed to exercise the care required, and breached their duty of loyalty because they have agreed to the Transaction which favors Sillerman over Plaintiffs and other members of the Class, and which deprives them of the true value of their investment in CKx, have failed to disclose all material information necessary for CKx’s unaffiliated common stockholders’ to make an informed decision whether to tender their stock; and have failed to put in place important procedural safeguards.
     114. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class, and may consummate the proposed Transaction to the irreparable harm of the Class.
     115. Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.
     116. In light of the foregoing, the Director Defendants must, as their fiduciary obligations require:
a.	act independently so that the interests of CKx’s public stockholders will be protected;

b.	act in a manner designed to ensure that they do not favor the interests over some stockholders over others;

c.	adequately ensure that no conflicts of interest exist between the Director Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CKx’s public stockholders;

d.	disclose all material information necessary for CKx’s unaffiliated common stockholders’ to make an informed decision whether to tender their stock;

e.	structure any transaction in a non-coercive manner;

f.	undertake an appropriate evaluation of CKx’s worth as a an acquisition candidate; and

g.	take all appropriate steps to enhance CKx’s value and attractiveness as an acquisition candidate.
     117. In the absence of such steps, Plaintiffs and the other members of the Class will be damaged in that they will not receive their proportionate share of the value of the Company’s assets and business, and will be prevented from maximizing the value of their investment in CKx.
     118. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class, by failing to take the steps set forth above, excluding the Class from its fair proportionate share of CKx’s valuable assets and businesses, to the irreparable harm of the Class.
     119. Plaintiffs and the other members of the Class have no adequate remedy at law.
COUNT II
Against Defendants Sillerman, Apollo, Colonel Holdings, Inc. Colonel Offeror Sub, LLC
and Colonel Merger Sub, Inc. For Aiding and Abetting Breaches of Fiduciary Duties
     120. Plaintiffs repeat and re-allege each allegation set forth herein.
     121. Defendants Sillerman, Colonel Holdings and Merger Sub, by reason of their status as parties to the Support Agreement, and Colonel Holdings, Colonel Offeror and Merger Sub, by reason of their status as parties to the Merger Agreement and the tender offer, have knowingly aided and abetted the Director Defendants in the aforesaid breaches of their fiduciary duties and rendered substantial assistance. Such breaches of fiduciary duties could not and would not have occurred but for their conduct.
     122. As a result of the unlawful actions of these defendants, which include the structuring of the minimum tender condition, the Support Agreements and the Top Up Option, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive the maximum value for their shares of CKx’s assets and business. Unless their actions are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiffs and the members of the Class.
     123. Plaintiffs and the Class have no adequate remedy at law.
          WHEREFORE, Plaintiffs prays for judgment and relief as follows:
          A. Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representative;
          B. Enjoining Defendants from approving the Transaction, which prefers Sillerman over CKx’s other stockholders, as structured;
          C. Ordering Defendants to refrain from using the bylaw amendment in any manner that would impede CKx’s shareholders voting franchise:
          D. Entering an order requiring the disclosure of all material information necessary for CKx’s unaffiliated common stockholders’ to make an informed decision whether to tender their stock;
          E. Enjoining Defendants from closing the Transaction until the minimum tender condition is amended to exclude all shares other than those of CKx’s public shareholders;
          F. Entering an order requiring Defendants to take all appropriate and necessary steps to maximize shareholder value;
          G. Awarding compensatory and/or rescissory damages against Defendants individually and severally in an amount to be determined upon the proof submitted to this Court;
          H. Awarding Plaintiffs his costs, including reasonable counsel fees and experts’ fees; and

          I. Granting such other and further relief as to the Court may seem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.
/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433
Plaintiffs’ Liaison Counsel

OF COUNSEL:
Arthur N. Abbey
Jill S. Abrams
Richard B. Margolies
ABBEY SPANIER RODD & ABRAMS, LLP
212 East 39th Street
New York, NY 10016
(212) 889-3700
Nadeem Faruqi
Emily C. Komlossy
Adam Gonnelli
Nicholas W. Moyne
FARUQI & FARUQI, LLP
369 Lexington Avenue
New York, New York 10017
(212) 983-9330
Plaintiffs’ Co-Lead Counsel
May 31, 2011

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